UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

5 December 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Director Independence Determination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 5 December 2011	By:	/s/ Tristan Gilbertson
	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

TRISTAN GILBERTSON Group General Counsel & Company Secretary

5 December 2011

DIRECTOR INDEPENDENCE DETERMINATION

As required by NZX Listing Rule 3.3.3(b), the Telecom Board has determined that the following directors are (as specified below) independent or not independent, as defined by NZX Listing Rule 1.6.1:

Mark Verbiest	Independent
Paul Berriman	Independent
Maury Leyland	Independent
Charles Sitch	Independent
Justine Smyth	Independent
Murray Horn	Independent
Paul Reynolds	Not independent
Kevin Roberts	Not independent

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson

Group General Counsel & Company Secretary

ENDS

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934 Fax: +64 (09) 357 0798 Email: tristan.gilbertson@telecom.co.nz